U.S. CONCRETE, INC.

331 North Main Street

Euless, Texas 76039

July 11, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Attention: Christopher Ronne

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-218450 (the “Registration Statement”) of U.S. Concrete, Inc. (the “Registrant”) and the subsidiary guarantors set forth therein (the “Guarantors”, together with the Issuers, the “Registrants”)

Dear Mr. Ronne:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants request acceleration of the effectiveness of the above-referenced Registration Statement at 10:00 a.m., Washington, D.C. time, on July 12, 2017, or as soon thereafter as possible.

In connection with this request for acceleration of the effective date of the Registration Statement, the Registrants acknowledge that:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve any of the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

3.	They will not assert staff comments and the declaration of the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (817) 835-4113 or Garrett DeVries at Akin Gump Strauss Hauer & Feld LLP at (214) 969-2891.

Sincerely yours,
U.S. Concrete, Inc.

By:	/s/ Paul M. Jolas
Name:	Paul M. Jolas
Title:	Senior Vice President, General Counsel and Secretary